UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NetScout Systems, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

64115 T 10 4
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115 T 10 4	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Anil Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,003,076 shares 6 SHARED VOTING POWER 929,703 shares 7 SOLE DISPOSITIVE POWER 2,003,076 shares 8 SHARED DISPOSITIVE POWER 929,703 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,779 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64115 T 10 4	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Abha Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,190,972 shares 6 SHARED VOTING POWER 390,000 shares 7 SOLE DISPOSITIVE POWER 1,190,972 shares 8 SHARED DISPOSITIVE POWER 390,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,972 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Item 1	(a).	Name of Issuer: NetScout Systems, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 310 Littleton Road, Westford, MA 01886.

Item 2	(a).	Names of Persons Filing: Anil Singhal and Abha Singhal.

Item 2	(b).
Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA 01886. The residence of Abha Singhal is c/o Anil Singhal, 310 Littleton Road, Westford, MA 01886.

Item 2	(c).	Citizenship: Anil Singhal and Abha Singhal are citizens of the United States.

Item 2	(d).	Title of Class of Securities: Common Stock, $.001 Par Value.

Item 2	(e).	CUSIP Number: 64115 T 10 4

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b).	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c).	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d).	☐	Investment company registered under Section 8 of the Investment Company Act;

(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j).	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

Item 4.	Ownership.

(a)
Amount Beneficially Owned:

Mr. Singhal beneficially owns 2,932,779 shares of Common Stock. Mr. Singhal has sole voting and dispositive power over 2,003,076 shares of Common Stock. In addition, 539,703 shares are held by two trusts for the benefit of Mr. Singhal’s children; Mr. Singhal is one of two trustees of each such trust.

Mrs. Singhal beneficially owns 1,580,972 shares of Common Stock. Mrs. Singhal has sole voting and dispositive power over 1,190,972 shares of Common Stock.

340,000 shares of Common Stock are held by a family limited partnership of which Mr. and Mrs. Singhal are the general partners and trusts for the benefit of their children are the limited partners.

Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 1,580,972 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 1,190,972 of such shares. Mrs. Singhal may be deemed to beneficially own the 2,932,779 shares of Common Stock beneficially owned by Mr. Singhal. Mrs. Singhal disclaims beneficial ownership of 2,542,779 of such shares.

The amounts beneficially owned by Mr. and Mrs. Singhal do not include 1,000,000 shares held by The Abha Singhal GRAT IV - 2006.

	(b)	Percent of Class:

Anil Singhal: 9.2%

Abha Singhal: 4.9%

The foregoing percentages are calculated based on the 32,029,006 shares of Common Stock reported to be outstanding on February 2, 2007 in the Company’s Form 10-Q for the quarter ended December 31, 2006.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Anil Singhal: 2,003,076

Abha Singhal: 1,190,972

(ii) Shared power to vote or to direct the vote:

Anil Singhal: 929,703

Abha Singhal: 390,000

(iii) Sole power to dispose or to direct the disposition of:

Anil Singhal: 2,003,076

Abha Singhal: 1,190,972

(iv) Shared power to dispose or to direct the disposition of:

Anil Singhal: 929,703

Abha Singhal: 390,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Page 5 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.

Dated: February 14, 2007

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal